FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

January 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:        Ms. Karen Rossotto

Re:       Franklin Custodian Funds (the “Registrant”)

            File No. 333-208644

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, below are the Registrant’s responses to the comments you conveyed telephonically on January 14, 2016 with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization involving the Franklin Large Cap Equity Fund (the “Large Cap Fund”), a series of the Franklin Global Trust, with and into the Franklin Growth Fund (the “Growth Fund”), a series of the Franklin Custodian Funds.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2015 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus/Proxy Statement Comments

1.                  Text:  The sections titled “Similar Investment Goals, Strategies, Policies and Risks” on page 4; “Are there any significant differences between the investment goals, strategies, and policies of the Funds?” on page 8; and “How do the investment goals, strategies, policies and risks of the Funds compare?” on page 24.

Comment:  Highlight any material differences between the Funds.  If either Fund invests in emerging markets as a principal investment strategy, add disclosure that highlights that type of investment.

Response:  The Registrant has added disclosure to highlight that the Growth Fund may invest a greater proportion of its assets in medium capitalization companies than the Large Cap Fund and unlike the Large Cap Fund, the Growth Fund also may invest up to 40% of its assets in smaller companies.  The Registrant has also added disclosure to highlight that the Large Cap Fund uses a tax-sensitive, blend style (growth and value) investment strategy, while the Growth Fund uses a buy and hold growth style investment strategy.  Neither Fund invests in emerging markets as a principal investment strategy.

2.                  Text:  Footnote 1 at the bottom of page 4 states:

Large capitalization companies are companies with market capitalization values within the top 50% of companies in the Russell 1000® Index at the time of purchase.

Comment:  Provide the capitalization range of the companies with market capitalization values within the top 50% of companies in the Russell 1000® Index.

Response:  Revised as requested. The Registrant has added disclosure to provide that as of December 31, 2015, the market capitalization values of the top 50% of companies in the Russell 1000® Index ranged between $7.704 billion to $587.220 billion.

3.                  Text:  In the average annual total return table on page 5, the Growth Fund’s inception date is listed as March 31, 1948.

Comment:  Confirm the Growth Fund’s inception date is correct.

Response:  The Registrant confirms that the Growth Fund’s inception date is March 31, 1948.

4.                  Text:  The second sentence in the section titled “Costs of the Transaction” on page 6 states:

Fiduciary International, Inc. (“Fiduciary”) and Franklin Advisers, Inc. (“FAV”) will each pay 25% of the expenses of the Transaction.

Comment:  Add disclosure to indicate that Fiduciary is the investment adviser of the Large Cap Fund and FAV is the investment adviser of the Growth Fund.

Response:  Revised as requested.

5.                  Text:  Footnote 2 at the bottom of page 9 states:

The Funds differ in that the Large Cap Fund is subject to focus risk associated with financial services, consumer discretionary, technology and healthcare/pharmaceutical companies, while the Growth Fund is subject to focus risk associated with technology, healthcare and industrial companies.

Comment:  Make the text of the footnote more prominent.  Consider moving the text of the footnote into the table comparing the principal investment risks of the Funds.

Response:  The footnote text has been moved into the table.

6.                  Text:  Annual Operating Expense table on page 14.

Comment:  Supplementally explain why the Pro Forma Growth Fund’s “Other expenses” are one basis point higher than those of the Growth Fund.

Response:  The “Other expenses” of the Pro Forma Growth Fund was calculated using the combined net assets of the Growth Fund and the Large Cap Fund as of September 30, 2015, while the “Other expenses” of the Growth Fund was calculated using its average net assets during the fiscal year ended September 30, 2015.  Due to outflows, market fluctuations, and/or other factors, the Growth Fund’s average net assets during the fiscal year ended September 30, 2015 are higher than the combined net assets of the Growth Fund and the Large Cap Fund as of September 30, 2015, resulting in the “Other expenses” of the Pro Forma Growth Fund rounding up one basis point higher than those of the Growth Fund.

7.                  Text:  Annual Operating Expense table on page 14.

Comment:  Confirm that neither the Growth Fund nor the Pro forma Growth Fund has fee waivers and/or expense reimbursements.

Response:  The Registrant confirms that neither the Growth Fund nor the Pro forma Growth Fund has fee waivers and/or expense reimbursements.

8.                  Text:  Average Annual Total Return table on page 16.

Comment:  For Class A and Class C of the Funds, move the total return numbers that reflect the sales charges before the numbers that do not reflect the sales charges.

Response:  Revised as requested.

9.                  Text:  The fourth sentence in the sectioned titled “Repositioning of the Large Cap Fund’s Portfolio Assets” on page 28 states:

Taking into account the Large Cap Fund’s net unrealized appreciation in portfolio assets on a tax basis at July 31, 2015 of $51,941,838 (23.6% of NAV) and the lack of capital loss carryovers available as of such date to offset any capital gains realized by the Large Cap Fund, it is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Transaction should result in any material amounts of capital gains to be distributed to shareholders.

Comment:  Provide the anticipated amounts of capital gains that are estimated to be distributed to shareholders.

Response:  The portfolio managers currently anticipate that less than 5% of the Large Cap Fund’s assets, if any, will be involved in repositioning trades prior to the closing of the Transaction, although that position could change depending upon market conditions and shareholder redemptions prior to the closing of the Transaction.  It is possible that after the closing of the Transaction, a portion (possibly greater than 5%) of the former Large Cap Fund’s holdings could be sold.  However, as of January 15, 2016, the Large Cap Fund only had net assets of $185.8 million and the Growth Fund had net assets of $10.7 billion, and thus the Large Cap Fund will constitute only 1.7% of the combined Growth Fund’s assets.  As a result, any sell-off of former Large Cap Fund assets after the Transaction closes will result in immaterial amounts of capital gains to be distributed among the combined Growth Fund’s shareholders.  Accordingly, the Registrant will revise the disclosure in question as follows:

Repositioning of the Large Cap Fund’s Portfolio Assets.

The Investment Manager currently estimates that a de minimis (i.e., less than 5% of the Large Cap Fund’s assets) portion of the Large Cap Fund’s portfolio assets may be sold before the closing of the Transaction as part of a portfolio repositioning and separate from normal portfolio turnover.  Such possible sales may depend in part on market conditions and upon the possible need to sell additional portfolio securities to meet redemptions prior to the closing of the Transaction.  These sales may result in the realization of capital gains, reduced by any available capital loss carryovers, which would be distributed to shareholders.  The amount of any capital gains that may be realized and distributed to the shareholders will depend upon a variety of factors, including the Large Cap Fund’s net unrealized appreciation in the value of its portfolio assets at that time.  Taking into account the Large Cap Fund’s net unrealized appreciation in portfolio assets on a tax basis at July 31, 2015 of $51,941,838 (23.6% of NAV) and the lack of capital loss carryovers available as of such date to offset any capital gains realized by the Large Cap Fund, it is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Transaction should result in any material amounts of capital gains to be distributed to shareholders.

Additionally, if the sale of such portfolio assets occurs after the closing of the Transaction, the ability of the combined Growth Fund to fully use the Large Cap Fund’s capital loss carryovers as of the closing, if any, to offset the resulting capital gain may be limited as described below, which may result in shareholders of the Growth Fund receiving a greater amount of capital gain distributions than they would have had the Transaction not occurred.  However, given the relative sizes of the Large Cap Fund ($185.8 million as of January 15, 2016) and the Growth Fund ($10.7 billion as of January 15, 2016), it is not anticipated that the sale of a portion of the former Large Cap Fund’s portfolio assets after the closing of the Transaction should result in any material amounts of capital gains to be distributed to shareholders.  Transaction costs also may be incurred due to the repositioning of the portfolio.  Management believes that these portfolio transaction costs will be immaterial in amount.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Navid Tofigh, Esq. by telephone at (650) 312-3492 or, in his absence, Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards,

/s/Karen L. Skidmore, Esq.

Secretary and Vice President

Franklin Custodian Funds